UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A/A

AMENDED NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION

8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it is amending its notification of registration under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 (File No. 811-4320) for the purpose of reflecting a change in the name of its depositor, and in connection with such notification of registration submits the following information:

Address of Principal Business Office (No. & Street, City, State, Zip Code):

One Financial Way, Montgomery, Ohio 45242

Telephone Number (including area code): (513) 794-6100

Name and address of agent for service of process:

Manda Ghaferi, General Counsel

AuguStar Life Insurance Company

P.O. Box 237, Cincinnati, Ohio 45201

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X] NO [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the city of Montgomery and state of Ohio on the 31st day of December 2025.

AuguStar Variable Account R
(Registrant)

By:	AuguStar Life Insurance Company
(Depositor)

By:	/s/ Clifford J. Jack
Clifford J. Jack, President & Chief Executive Officer

Attest:	/s/ Manda Ghaferi
VP and General Counsel, Assistant Secretary